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                                                                    EXHIBIT 99.1



                                  PRESS RELEASE
                            No. TEL. 01/PR000/UHI/2003


                        APPOINTMENT OF PUBLIC ACCOUNTANT


BANDUNG, 3RD JANUARY, 2003 - As advancement to PT. Telekomunikasi Indonesia, Tbk ("TELKOM") AGM Result 2002, we hereby announced that, TELKOM has selected Public Accountant Firm EDDY PIANTO member firm of Foreign Public Accountant Firm GRANT THORNTON INTERNATIONAL as TELKOM's external auditor for the Financial Year 2002.



/s/ Husni Amani
---------------------------------
HUSNI AMANI
ACTING HEAD OF INVESTOR RELATIONS


For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK

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BANDUNG                                          JAKARTA
TELP     : 62-22-4527337                         TELP     : 62-21-5215109
FAX      : 62-22-7104743                         FAX      : 62-21-5220500
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E-MAIL  : investor@telkom.co.id
WEBSITE : www.telkom.co.id